UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Auspex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0. 0001

(Title of Class of Securities)

05211J102

(CUSIP Number)

Eyal Desheh

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

5 Basel Street

Petach Tikva 4951033, Israel

Telephone: 972-3-914-8171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Jared G. Jensen, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

Telephone: (617) 570-1000

March 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 05211J102

1	Names of reporting persons TEVA PHARMACEUTICAL INDUSTRIES LTD.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization ISRAEL
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 9,546,110 [1]
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0 [1]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 30.0% [1]
14	Type of reporting person CO

1	An aggregate of 9,546,110 shares of Auspex Pharmaceuticals, Inc. (the “Issuer”) common stock are subject to a Tender and Support Agreement, dated as of March 29, 2015 (the “Support Agreement”) entered into by Aurum Merger Sub, Inc., a Delaware corporation (“Purchaser”), Teva Pharmaceutical Industries Ltd., an Israeli corporation and Purchaser’s parent (“Teva”), Thomas, McNerney & Partners II, L.P. and affiliates, Panorama Capital, L.P., Pratik Shah, Ph.D., John Schmid, Bharatt Chowrira, Ph.D., J.D., Lynn Dorsey Bleil, Rodney A. Ferguson, Ph.D., R. Scott Greer, Gerald T. Proehl, Sepehr Sarshar, Ph.D., Samuel Saks, M.D., Phillip M. Schneider, Alex Zisson and David Stamler, M.D. (each a “Supporting Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Supporting Stockholders. Teva expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Support Agreement. Based on the number of shares of Issuer common stock outstanding as of March 29, 2015 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Support Agreement represents approximately 30.0 % of the outstanding Issuer common stock.

13D

CUSIP No. 05211J102

1	Names of reporting persons AURUM MERGER SUB, INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 9,546,110 [2]
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0 [2]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 30.0% [2]
14	Type of reporting person CO

2	An aggregate of 9,546,110 shares of Auspex Pharmaceuticals, Inc. (the “Issuer”) common stock are subject to a Tender and Support Agreement, dated as of March 29, 2015 (the “Support Agreement”) entered into by Aurum Merger Sub, Inc., a Delaware corporation (“Purchaser”), Teva Pharmaceutical Industries Ltd., an Israeli corporation and Purchaser’s parent (“Teva”), Thomas, McNerney & Partners II, L.P. and affiliates, Panorama Capital, L.P., Pratik Shah, Ph.D., John Schmid, Bharatt Chowrira, Ph.D., J.D., Lynn Dorsey Bleil, Rodney A. Ferguson, Ph.D., R. Scott Greer, Gerald T. Proehl, Sepehr Sarshar, Ph.D., Samuel Saks, M.D., Phillip M. Schneider, Alex Zisson and David Stamler, M.D. (each a “Supporting Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Supporting Stockholders. Purchaser expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Support Agreement. Based on the number of shares of Issuer common stock outstanding as of March 29, 2015 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Support Agreement represents approximately 30.0 % of the outstanding Issuer common stock.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.0001 (the “Shares”), issued by Auspex Pharmaceuticals, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 3333 North Torrey Pines Court, Suite 400, La Jolla, CA 92037.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Teva”), Aurum Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Teva (“Purchaser” and, together with Teva, the “Reporting Persons”). The address of the principal executive office of Teva is 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel. Purchaser’s principal executive offices and corporate headquarters are located at c/o Teva Pharmaceuticals USA, Inc., 1090 Horsham Road, North Wales, Pennsylvania 19454. Teva (NYSE: TEVA) is a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty pharmaceutical products. Teva’s business includes two primary segments: generic medicines and specialty medicines, as well as certain additional activities that are not part of these segments, such as Teva’s joint venture with The Procter & Gamble Company for the sale of over the counter products. As the world’s leading generic medicines company with a strong specialty medicines portfolio, Teva is strategically positioned to benefit from current changes in the global healthcare environment. Teva was incorporated in Israel on February 13, 1944, and is the successor to a number of Israeli corporations, the oldest of which was established in 1901.

Purchaser is a Delaware corporation incorporated in March 2015 and, to date, has engaged in no activities other than those incident to its formation and to the Offer (as defined below). Purchaser is a wholly owned subsidiary of Teva.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A and such Schedule is incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding shares of Common Stock in the Offer and provide funding in connection with the Merger (as defined below) is approximately $3.5 billion, plus related fees and expenses. The Reporting Persons expect to fund these payments using cash on hand.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Support Agreement.

On March 29, 2015, Teva, Purchaser and Auspex Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Teva has agreed to cause Purchaser to commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding Shares of common stock, par value $0.0001 per share (“Shares”) of the Issuer, of at a price per share equal to $101.00 (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes. The obligation of Teva and Purchaser to consummate the Offer is subject to the condition that, immediately prior to the expiration of the Offer, there be validly tendered and not withdrawn the number of Shares that, when added to the Shares then owned by Teva and its subsidiaries, would represent at least one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, including Shares subject to restricted stock awards and Shares deemed issued pursuant to the Issuer’s employee stock purchase plan, plus (y) the aggregate number of Shares issuable to holders of the Issuer’s options and warrants from which the Issuer has received notices of exercise prior to the expiration of the Offer and as to which Shares have not yet been issued to such exercising holders of such options and warrants, plus (z) the aggregate number of Shares that will be issuable upon the deemed exercise of certain warrants of the Issuer. The consummation of the Offer is also conditioned upon, among other things, the expiration or early termination of the applicable premerger waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into the Issuer, the separate corporate existence of Purchaser shall cease and the Issuer shall be the successor or surviving corporation of the merger (the “Merger”). The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger. Upon the consummation of the Merger (the “Effective Time”), each Share will be converted into the right to receive the Offer Price, without interest.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Teva and Purchaser entered into a Tender and Support Agreement with each of Thomas, McNerney & Partners II, L.P. and affiliates, Panorama Capital, L.P., Pratik Shah, Ph.D., John Schmid, Bharatt Chowrira, Ph.D., J.D., Lynn Dorsey Bleil, Rodney A. Ferguson, Ph.D., R. Scott Greer, Gerald T. Proehl, Sepehr Sarshar, Ph.D., Samuel Saks, M.D., Phillip M. Schneider, Alex Zisson and David Stamler, M.D. (each a “Supporting Stockholder”), and dated as of the date of the Merger Agreement (the “Support Agreement”). None of the Reporting Persons paid any consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreement.

The following is a summary of the material provisions of the Support Agreement (as defined below) and is qualified in its entirety by reference to the Support Agreement, filed with the Securities and Exchange Commission (the “SEC”) as Exhibit d(2) of the Reporting Persons’ Schedule TO dated April 7, 2015 (the “Schedule TO”).

Concurrently with entering into the Merger Agreement, the Supporting Stockholders entered into the Support Agreement with Purchaser and Teva, pursuant to which each such Supporting Stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer. Excluding Shares underlying Issuer Options, Issuer RSUs and Issuer warrants, as of March 29, 2015, the Supporting Stockholders collectively beneficially owned, in the aggregate, 8,709,148 Shares (or approximately 27.4% of all Shares outstanding as of March 29, 2015). Including Shares which may be issued under Issuer Options, Issuer RSUs and Issuer warrants which are exercisable for or may become vested and settled for Shares, or for which restrictions may lapse, as applicable, within 60 days of March 29, 2015, the Supporting Stockholders collectively beneficially owned, in the aggregate, 9,546,110 Shares as of March 29, 2015 (or approximately 30% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of March 29, 2015).

Schedule B attached hereto contains the names and number of Shares beneficially held by each Supporting Stockholder.

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their shares of Common Stock into the Offer. After the consummation of the Offer, Teva and Purchaser intend to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of certain conditions. At the effective time of the Merger, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Purchaser, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Surviving Corporation and (iii) the directors and officers of Purchaser immediately prior to the effective time of the Merger will be the initial directors and officers of the Surviving Corporation.

Following the Merger, the Shares will no longer be traded on the Nasdaq Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements copies of which are attached as Exhibit (d)(1) to the Schedule TO.

The Offer commenced on April 7, 2015. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that the Reporting Persons filed with the SEC upon commencement of the Offer, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement contain important information, and holders of Shares are urged to read these documents because they contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of Shares at no expense to them. The Schedule TO and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Support Agreement, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Support Agreement, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 9,546,110 Shares (of which 836,962 Shares may be issued under Issuer Options, Issuer RSUs and Issuer Warrants which are exercisable for or may become vested and settled for Shares, or for which restrictions may lapse, as applicable, within 60 days of March 29, 2015) against certain matters set forth in Item 4 above, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 9,546,110 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 30.0% of the issued and outstanding Shares as of March 29, 2015.

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any shares of Issuer common stock covered by the Support Agreement.

Except as set forth in this Item 5, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Support Agreement described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and the Support Agreement described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of March 29, 2015, by and among Teva Pharmaceutical Industries Ltd., Auspex Pharmaceuticals, Inc., and Aurum Merger Sub, Inc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Auspex Pharmaceuticals, Inc. with the SEC on March 30, 2015).

2.2	Tender and Support Agreement, dated as of March 29, 2015, by and among Teva Pharmaceutical Industries Ltd., Auspex Pharmaceuticals, Inc., and Aurum Merger Sub, Inc (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Auspex Pharmaceuticals, Inc. with the SEC on March 30, 2015).

99.1	Joint Filing Agreement, dated as of April 8, 2015, by and between Teva Pharmaceutical Industries Ltd., and Aurum Merger Sub, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2015	TEVA PHARMACEUTICAL INDUSTRIES LTD.

/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group EVP & Chief Financial Officer

Date: April 8, 2015	AURUM MERGER SUB, INC.

/s/ Larry Downey
	Name:	Larry Downey
	Title:	President

SCHEDULE A

1.	Teva Pharmaceutical Industries Ltd.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Teva are set forth below. If no business address is given, the director’s or executive officer’s business address is 5 Basel Street, P.O. Box 3190 Petach Tikva 4951033, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Teva. Unless otherwise indicated below, all of the persons listed below are citizens of Israel.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Prof. Yitzhak Peterburg	Chairman of the Board of Directors, Chairman of Regenera Pharma Ltd. and Professor at the School of Business, Ben-Gurion University

Roger Abravanel	Retired

Dr. Sol J. Barer	Managing Partner at SJ Barer Consulting

Dr. Arie Belldegrun	Director of the Institute of Urologic Oncology and Chief of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA)

Amir Elstein	Chairman of the Board of Tower Semiconductor Ltd., and Chairman of the Board of Governors of the Jerusalem College of Engineering

Jean-Michel Halfon	Independent consultant providing consulting services to pharmaceutical, distribution, healthcare IT and R&D companies

Prof. Richard A. Lerner	Lita Annenberg Hazen Professor of Immunochemistry at the Skaggs Institute for Chemical Biology

Prof. Moshe Many	Director of BiondVax Pharmaceuticals Ltd.

Galia Maor	Director on the board of Equity One, Inc., and Strauss Group Ltd.

Joseph Nitzani	Statutory independent director

Dan Propper	Chairman of the Board of Osem Investments Ltd.

Ory Slonim	Attorney in private practice

Erez Vigodman	Teva’s President and Chief Executive Officer

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Iris Beck-Codner	Group Executive Vice President, Corporate Marketing Excellence and Communication

Eyal Desheh	Group Executive Vice President, Chief Financial Officer

Richard S. Egosi (Israel and U.S.)	Group Executive Vice President, Chief Legal Officer

Dr. Michael Hayden (U.S. and Canada)	President of Global R&D and Chief Scientific Officer

Dr. Rob Koremans (Netherlands)	President and Chief Executive Officer, Global Specialty Medicines

Dr. Carlo de Notaristefani (U.S. and Italy)	President and Chief Executive Officer, Global Generic Medicines Group

Sigurdur (Siggi) Olafsson	President and Chief Executive Officer, Global Generic Medicines Group

Mark Sabag	Group Executive Vice President, Human Resources

2.	Aurum Merger Sub, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Aurum Merger Sub, Inc. are set forth below. If no business address is given, the director’s or executive officer’s business address is Teva Pharmaceuticals USA, Inc., 1090 Horsham Road, North Wales, Pennsylvania 19454. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Purchaser. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Austin D. Kim	Director, Vice President and Deputy General Counsel, Corporate/M&A of Teva

Brian E. Shanahan	Director, Vice President and Deputy General Counsel/Transactions of Teva

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Larry Downey	President, President of North America Specialty Medicines of Teva

Michael M. Derkacz	Senior Vice President, Senior Vice President and General Manager, Global CNS at Teva

Deborah A. Griffin	Senior Vice President and Chief Financial Officer, Senior Vice President and Chief Accounting Officer of Teva

SCHEDULE B

Stockholder	Shares Beneficially Owned (1)(2)
Thomas, McNerney & Partners II, L.P. and affiliates	4,835,731
Panorama Capital, L.P.	2,500,589
Pratik Shah, Ph.D.	1,134,836
John Schmid	205,969
Bharatt Chowrira, Ph.D., J.D.	308,340
Lynn Dosey Bleil	20,000
Rodney A. Ferguson, Ph.D.	2,500,589
R. Scott Greer	27,190
Gerald T. Proehl	21,466
Sepehr Sarshar, Ph.D.	242,574
Samuel Saks, M.D.	117,256
Phillip M. Schneider	20,000
Alex Zisson	4,835,731
David Stamler, M.D.	112,159

(1)	As of March 29, 2015, as provided by the Issuer.
(2)	The calculation of beneficial ownership of each of the listed individuals includes shares issuable to such persons upon the exercise of stock options exercisable by such person within 60 days of March 29, 2015.